Exhibit 99.2

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Agenda and Explanatory Notes

Date:	May 21, 2013 at 10.00 A.M. local time

Location:	The Andaz Amsterdam Prinsengracht Hotel, Prinsengracht 587, Amsterdam, 1016 HT, The Netherlands

Opening

1.              Introductory Remarks

Approval of 2012 statutory accounts; addition of 2012 profits to retained earnings; discharge of directors

2.              To approve the annual statutory accounts of Yandex N.V. (the “Company”) for the 2012 financial year (prepared in accordance with IFRS in accordance with the Dutch Corporate Governance Code). (Decision)

3.              To add the profits of the Company realized in the 2012 financial year to the retained earnings of the Company. (Decision)

4.              To discharge the members of the Board of Directors from their liability towards the Company in respect of the management of the Company during the 2012 financial year. (Decision)

Appointment of new director

5.              To appoint Rogier Rijnja to serve as a non-executive member of the Board of Directors for a one-year term. (Decision)

Re-appointment of directors

6.              To re-appoint Ilya Segalovich to serve as an executive member of the Board of Directors, and to re-appoint Charles Ryan and Alexander Voloshin to serve as non-executive members of the Board of Directors, each for a three-year term. (Decision)

Cancellation of shares

7.              To cancel 57,379,582 outstanding Class C shares, all held by the Company. (Decision)

Amendment of Articles of Association

8.              To amend the Articles of Association of the Company to (i) reduce the number of authorized shares and (ii) reflect minor technical amendments necessary to bring the Articles of Association in compliance with changes recently introduced in applicable Dutch corporate law. (Decision)

Appointment of Auditor

9.              To appoint ZAO Deloitte & Touche CIS as auditors of the Company’s consolidated financial statements for the 2013 financial year and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2013 financial year. (Decision)

General designations and authorizations of the Board of Directors

10.       To designate the Board of Directors as the competent body to issue from time to time ordinary shares and preference shares up to the respective authorized share capital of the Company for a period of five years from the date of the Annual General Meeting. (Decision)

11.       To designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of ordinary shares and preference shares for a period of five years from the date of the Annual General Meeting. (Decision)

12.       To authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price that is (i) no greater than the higher of (a) the highest independent bid or (b) the last independent transaction price, in each case, at the time the purchase is effected (in the case of an open market stock repurchase); or (ii) fixed by the Company based on market conditions in accordance with SEC rules (in the case of a tender offer or comparable transaction). (Decision)

Other business

13.       Any other business.

* * *

Explanatory Notes to the Agenda

1.                              Opening

The Chief Executive Officer will look back on 2012, including the Group’s financial performance, and will look ahead, explaining the strategy and plans of Yandex for 2013.

2-4.                   Approval of 2012 Annual Statutory Accounts of Yandex N.V.; addition of 2012 profits of the Company to retained earnings; discharge of the members of the Board of Directors from their liability towards the Company for management during the 2012 financial year

These agenda items include proposals to adopt the 2012 Statutory Accounts and to add the profits of the Company realized in the 2012 financial year to the retained earnings of the Company, as well as to discharge the members of the Board of Directors, in accordance with Dutch law, from the liability towards the Company for the performance of their duties in 2012. Such discharge only covers matters that are known to the Company at the 2013 AGM when the resolution to discharge is adopted.  Copies of the 2012 Statutory Accounts are available for inspection by shareholders at the registered office of the Company, and can also be obtained from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

5.                              Appointment of Rogier Rijnja as a non-executive member of the Board of Directors

It is proposed to appoint Mr. Rijnja as a non-executive member of the Board of Directors of the Company for a one-year term with effect from May 21, 2013 and running until the annual general meeting to be held in 2014.

Mr. Rijnja, age 50, is Senior Vice President of Human Resources and a member of the executive committee at D.E Master Blenders, a Dutch public company listed on the Amsterdam stock exchange. Prior to joining D.E Master Blenders in 2011, Mr. Rijnja served as head of the human resources departments at several international companies, including Maxeda (2008 to 2011), Numico N.V. (2004 to 2008) and Amazon.com (2002 to 2004). He was previously the director of global management development at Reckitt Benckiser PLC from 1998 to 2002, and a human resources manager for Nike Europe from 1996 to 1998. Mr. Rijnja held several positions at Apple between 1989 and 1996 in The Netherlands and the United States. Mr. Rijnja has a degree in law studies from Leiden University in The Netherlands.

6.                              Re-appointment of Ilya Segalovich as an executive member of the Board of Directors and of Charles Ryan and Alexander Voloshin as non-executive members of the Board of Directors

The nominees are as follows:

i.      Ilya Segalovich, age 48

It is proposed to re-appoint Mr. Segalovich as an executive member of the Board of Directors of the Company for a three-year term with effect from May 21, 2013 and running until the annual general meeting to be held in 2016.

Mr. Segalovich is one of the co-founders of Yandex and its Chief Technology Officer and has been a director since 2000. He began his career working on information retrieval technologies in 1990 at Arkadia Company, where he headed Arkadia’s software team. From 1993 to 2000, he led the retrieval systems department for CompTek International. In 2000 Ilya Segalovich left CompTek International to join Yandex. IIya helped create the National Corpus of Russian Language (Ruscorpora) and ROMIP, the Russian Information Retrieval Evaluation Seminar. He also co-founded and supports Maria’s Children Art

Rehabilitation Center for orphans and children with special needs. Mr. Segalovich received a degree in geophysics from the S. Ordzhonikidze Moscow Geologic Exploration Institute.

ii.     Charles Ryan, age 45

It is proposed to re-appoint Mr. Ryan as a non-executive member of the Board of Directors of the Company for a three year term with effect from May 21, 2013 and running until the annual general meeting to be held in 2016.

Mr. Ryan has been a non-executive director since May 2011. A finance professional with 22 years of experience in both the Russian and international markets, Mr. Ryan co-founded United Financial Group (UFG) and became its Chairman and CEO in 1994. In 1998, Mr. Ryan initiated the New Technology Group within UFG Asset Management, which sponsored an early stage technology investment in ru-Net Holdings whose investments included Yandex. In 2006, Deutsche Bank acquired 100% of UFG’s investment banking business, and Mr. Ryan was appointed chief country officer and CEO of Deutsche Bank Group in Russia and remained in that position until the end of 2008, when he became chairman of UFG Asset Management. From 2008 through the end of 2010, Mr. Ryan was a consultant for Deutsche Bank. Prior to founding UFG, Mr. Ryan worked as a financial analyst with CS First Boston from 1989 to 1991 and as an associate and principal banker with the European Bank for Reconstruction and Development in London from 1991 to 1994. Mr. Ryan has a degree in Government from Harvard University.

iii.             Alexander Voloshin, age 57

It is proposed to re-appoint Mr. Voloshin as a non-executive member of the Board of Directors of the Company for a three year term with effect from May 21, 2013 and running until the annual general meeting to be held in 2016.

Mr. Voloshin has been a non-executive director of Yandex since 2010 after serving as an advisor to the company for two years. Mr. Voloshin serves as the Chairman of the Board of Directors of Uralkali. Prior to joining our Board of Directors, Mr. Voloshin served as Chairman of the Board of MMC Norilsk Nickel from 2008 to 2010 and as Chairman of the Board of Directors of RAO “UES of Russia” from 1999 to 2008. From 1999 to 2003, Mr. Voloshin headed the Russian Presidential Administration. Prior to becoming Chief of Staff of the Russian President, he worked as Deputy Chief of Staff from 1998 to 1999, and as Assistant to the Chief of Staff from 1997 to 1998. He graduated from the Moscow Institute of Transport Engineers in 1978 and holds a degree in economics from the All-Russia Foreign Trade Academy.

The Board of Directors is pleased that Mssrs. Segalovich, Ryan and Voloshin are available to continue to serve as members of the Board of Directors.

7.                             Cancellation of outstanding Class C shares

The Company has issued Class C shares from time to time solely for technical purposes, to facilitate the conversion of its Class B shares into Class A shares.  The Company’s Class C shares were held by a Conversion Foundation managed by members of the Board of Directors, have been transferred for no consideration to the Company for the purpose of cancellation, and will be cancelled following the AGM.

8.                              Amendment to the Company’s Articles of Association to (i) reduce the number of authorized shares and (ii) reflect recent changes in applicable Dutch corporate law

The Company will propose an amendment to its Articles of Association to (i) to reduce the number of authorized shares by (1) 57,379,582 Class B shares that have been converted into Class A shares, and (2) 57,379,582 Class C shares (together representing approximately €11 million in authorized share capital); and (ii) to introduce into the Articles of Association certain technical changes to bring the Articles of Association in compliance with changes recently included in Dutch corporate law regarding the decision-making authority of directors. A copy of the deed of amendment of the Articles of Association is available for inspection by shareholders at the Company’s registered offices, and can also be obtained on our website, http://company.yandex.com/investor_relations, or from Investor Relations, tel +7 495 739-7000 or by email: askir@yandex-team.ru.

9.                              Appointment of the external auditor of the Company

In accordance with Dutch law, the external auditor of the Company is appointed at the AGM. The Audit Committee has advised the Board of Directors to propose at the AGM the re-appointment of ZAO Deloitte & Touche CIS as auditors of the Company’s consolidated financial statements for the 2013 financial year and its Dutch affiliate as external auditors of the Company’s statutory annual accounts for the 2013 financial year.

10-12.     General authorization of the Board of Directors to (i) issue ordinary shares and preference shares; (ii) exclude pre-emptive rights; and (iii) acquire shares in the Company

The proposals to authorize the Board of Directors (i) to issue ordinary shares and preference shares, in an amount up to the authorized share capital from time to time of the Company, and (ii) to exclude the pre-emptive rights of shareholders in respect of such issuances are intended to give the Board of Directors flexibility in financing the Company in the most efficient manner. In addition, enabling the Board of Directors to authorize the issue of a class of preference shares in such a manner as to dilute the interest of any potential acquirer is intended to make a takeover of the Company more difficult or less attractive. Furthermore, such authorizations give the Board of Directors flexibility in the context of acquisitions and mergers.

The proposal to authorize the Board of Directors to repurchase shares in the capital of the Company, up to a maximum of 20% of the issued share capital from time to time, in the case of Class A shares, for a purchase price that is (i) no greater than the higher of (a) the highest independent bid or (b) the last independent transaction price, in each case, at the time the purchase is effected (in the case of an open market stock repurchase); or (ii) fixed by the Company based on market conditions in accordance with SEC rules (in the case of a tender offer), is intended to, among other things, enable the Company to flexibly manage its capital structure in light of market conditions and the Company’s financial position.

On March 11, 2013 the Board of Directors announced that it had authorized a program to repurchase up to 12 million Class A shares, commencing after the completion of the distribution in connection with the secondary offering of Class A shares also announced on that day. Such shares may be repurchased from time to time in open market transactions. The timing and amount of share repurchases will depend on a variety of factors, including market conditions. Yandex intends to make all repurchases in compliance with applicable regulatory guidelines and to administer the program in accordance with applicable laws, including Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company entered into a repurchase plan under Rule 10b-5 of the Exchange Act in respect of substantially all of the shares to be repurchased under the repurchase program (the “Rule 10b-5 Plan”), and may also make additional repurchases from time to time outside the Rule 10b-5 Plan. The repurchase program will be in effect until at least November 14, 2013 and if the Company’s shareholders renew the Board’s authority to repurchase Class A shares at the AGM, will be extended until March 2014.

Adoption of these proposals at the AGM replaces the current authorizations of the Board of Directors in respect of these matters, which were granted at the Annual General Meeting of Shareholders on May 15, 2012.